UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. )

Under the Securities Exchange Act of 1934

Chijet Motor Company, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G4465R 103

(CUSIP Number)

Hongwei Mu

c/o No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

Tel: +86-0535-2766221

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4465R 103

1.	Names of reporting persons Chijet Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 50,541,864 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,541,864 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each reporting person 50,541,864 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.45% (2)
14.	Type of reporting person (See Instructions) CO

(1) Consists of 50,541,864 ordinary shares, par value $0.0001 (“Ordinary Shares”) of Chijet Motor Company, Inc. held by Chijet Holdings Limited (“CHL”), a Reporting Person. Hongwei Mu is the director of CHL and as such, may be deemed to be the beneficial owner of the securities held by CHL.

(2) Percentage based on 160,707,172 outstanding Ordinary Shares as of June 30, 2023, as set forth on the Unaudited Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2023, furnished as Exhibit 99.2 to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 4, 2023.

CUSIP No. G4465R 103

1.	Names of reporting persons Hongwei Mu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 50,541,864 (3)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,541,864 (3)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each reporting person 50,541,864 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.45%(4)
14.	Type of reporting person (See Instructions) IN

(3) Includes 50,541,864 Ordinary Shares of Chijet Motor Company, Inc. held by CHL, a Reporting Person. As the director of CHL, Mr. Mu has shared voting and investment power with respect to, and as such, may be deemed to be the beneficial owner of the securities held by CHL. Mr. Mu disclaims beneficial ownership of the shares beneficially owned by CHL, other than the shares attributable to his equity interest therein.

(4) Percentage based on 160,707,172 outstanding Ordinary Shares as of June 30, 2023, as set forth on the Unaudited Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2023, furnished as Exhibit 99.2 to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 4, 2023.

CUSIP No. G4465R 103

1.	Names of reporting persons Euroamer Kaiwan Technology Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 64,161,450 (5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 64,161,450 (5)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each reporting person 64,161,450 (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.92% (6)
14.	Type of reporting person (See Instructions) CO

(5) Consists of 64,161,450 Ordinary Shares of Chijet Motor Company, Inc. held by Euroamer Kaiwan Technology Company Limited (“EKT”), a Reporting Person. Mr. Lichun Wu is the director of EKT and as such, may be deemed to be the beneficial owner of the securities held by EKT.

(6) Percentage based on 160,707,172 outstanding Ordinary Shares as of June 30, 2023, as set forth on the Unaudited Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2023, furnished as Exhibit 99.2 to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 4, 2023.

CUSIP No. G4465R 103

1.	Names of reporting persons Lichun Wu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 64,161,450 (7)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 64,161,450 (7)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each reporting person 64,161,450 (7)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.92%(8)
14.	Type of reporting person (See Instructions) IN

(7) Includes 64,161,450 Ordinary Shares of Chijet Motor Company, Inc. held by EKT, a Reporting Person. As the director of EKT, Mr. Lichun Wu has shared voting and investment power with respect to, and as such, may be deemed to be the beneficial owner of the securities held by EKT. Mr. Wu disclaims beneficial ownership of the shares beneficially owned by EKT, other than the shares attributable to his equity interest therein.

(8) Percentage based on 160,707,172 outstanding Ordinary Shares as of June 30, 2023, as set forth on the Unaudited Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2023, furnished as Exhibit 99.2 to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 4, 2023.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule”), relates to the Ordinary Shares of Chijet Motor Company, Inc. (the “Issuer”), No. 8, Beijing South Road Economic & Technological Development Zone, Yantai, Shandong, CN-37 264006, People’s Republic of China.

Item 2.	Identity and Background

(a)	This Schedule is being filed on behalf of the following entities (each, a “Reporting Person” or collectively, the “Reporting Persons”):

Chijet Holdings Limited (“CHL”) Euroamer Kaiwan Technology Company Limited (“EKT”) Hongwei Mu Lichun Wu

(b)	The respective principal business and principal office address of each of the Reporting Persons is as follows:

Chijet Holdings Limited

Sertus Chambers, P.O. Box 905, Quastisky Building

Road Town, Tortola, British Virgin Islands.

Euroamer Kaiwan Technology Company Limited

12/F, Asia Trade Centre, 79 Lei Muk Road, Kwai Chung, NT, Hong Kong

Hongwei Mu

c/o No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

Lichun Wu

c/o12/F, Asia Trade Centre, 79 Lei Muk Road, Kwai Chung, NT, Hong Kong

(c)	CHL is not an operating entity. It has served as a shareholding entity of Chijet, the subsidiary of the Issuer prior to its Business Combination (as defined below) and currently holds securities of the Issuer. Mr. Hongwei Mu currently serves as the sole director of CHL. EKT is not an operating entity. It has served as a shareholding entity of Chijet, the subsidiary of the Issuer prior to its Business Combination (as defined below) and currently holds securities of the Issuer. Mr. Lichun Wu currently serves as the sole director of EKT.

(d)	Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	CHL is a British Virgin Islands company incorporated with limited liability incorporated in the British Virgin Islands. EKT is a limited liability company incorporated in Hong Kong.

Item 3.	Source and Amount of Funds or Other Consideration

All of the Ordinary Shares to which this Schedule relates were acquired by the Reporting Persons in connection with the transaction (the “Business Combination”) contemplated in the Amended and Restated Business Combination Agreement, dated October 25, 2022 (as amended, the “BCA”), by and among the Issuer, Jupiter Wellness Acquisition Corp., a Delaware corporation (“JWAC”) Chijet Inc., a Cayman Islands exempted company (“Chijet”), each of the referenced holders of Chijet’s outstanding ordinary shares (collectively, the “Sellers”, including CHL and EKT), Chijet Motor (USA) Company, Inc., a Delaware corporation and a wholly-owned subsidiary of Issuer (“Merger Sub”).

Pursuant to the Business Combination and BCA (a) Issuer acquired all of the issued and outstanding capital shares of Chijet held by the Sellers in exchange for ordinary shares of the Issuer, and any shares Chijet holds in Issuer were surrendered for no consideration, such that Chijet became a wholly-owned subsidiary of Issuer and the Sellers became shareholders of Issuer; and immediately thereafter (b) Merger Sub merged with and into JWAC, with JWAC continuing as the surviving entity and wholly-owned subsidiary of Issuer.

The closing of the Business Combination (“Closing”) occurred on June 1, 2023.

Item 4.	Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference in its entirety. Each of CHL and EKT acquired 53,213,810 and 65,767,450 Ordinary Shares, respectively, as consideration in connection with the Closing of the Business Combination. Such shares are subject to certain lock-up restrictions and contingent value rights agreement as further described in Item 6 below.

Except for the foregoing, neither Reporting Person has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)

CHL is deemed to beneficially own an aggregate of 50,541,864 Ordinary Shares. The foregoing represents beneficial ownership of approximately 31.45% of the outstanding Ordinary Shares based on 160,707,172 outstanding Ordinary Shares, as set forth on the Unaudited Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2023, furnished as Exhibit 99.2 to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 4, 2023.

EKT is deemed to beneficially own an aggregate of 64,161,450 Ordinary Shares. The foregoing represents beneficial ownership of approximately 39.92% of the outstanding Ordinary Shares based on 160,707,172 outstanding Ordinary Shares, as set forth on the Unaudited Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2023, furnished as Exhibit 99.2 to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 4, 2023.

(b)

Mr. Hongwei Mu is the director of CHL and as such, may be deemed to be the beneficial owner of the securities held by CHL. Mr. Mu disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

Mr. Lichun Wu is the director of EKT and as such, may be deemed to be the beneficial owner of the securities held by EKT. Mr. Wu disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c)	Except as described in Item 3, neither Reporting Person has effected any transactions in the Ordinary Shares of the Issuer in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Items 2, 3, 4 and 5 of this Schedule is incorporated by reference herein.

Lock-Up Agreement.

Pursuant to the Lock-Up Agreement dated October 25, 2022, by and among the Issuer, JWAC, the Reporting Persons, and the shareholders party thereto, all the Ordinary Shares held by the Reporting Persons are subject to lock-up. The Reporting Persons agreed that it will not, during the period commencing from the Closing and ending on the six (6) month anniversary of the Closing (or if earlier, the date on which Issuer consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Issuer’s shareholders having the right to exchange their equity holdings in Issuer for cash, securities or other property) (the “Lock-Up Period”) (i) lend, offer, pledge (except as provided below), hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of such Seller’s Exchange Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Seller’s Exchange Shares, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). Notwithstanding the foregoing, solely with respect to 50% of such Exchange Shares, the Lock-Up Period, if not earlier terminated in accordance with the terms of the Lock-Up Agreement, will be deemed to terminate on the date after the Closing on which the closing price of Issuer’s publicly traded Ordinary Shares equals or exceeds $12.50 per share for any 20 days within a 30-day trading period after the Closing. However, each such Seller will be allowed to transfer any of its Exchange Shares by gift, will or intestate succession or to any immediate family member (or related trust), trustor or trust beneficiary, as a distribution to equity holders upon liquidation or to an affiliate or pursuant to a court order or settlement agreement in divorce; provided in each such case that the transferee thereof agrees to be bound by the restrictions set forth in the Lock-Up Agreement. The Sellers who sign Lock-Up Agreements will also be permitted to pledge their shares during the Lock-Up Period so long as the pledgee agrees not to exercise its remedies with respect to the Exchange Shares during the Lock-Up Period.

Amended and Restated Registration Rights Agreement

Effective as of the Closing, JWAC, Issuer, the Sellers, and the holders of a majority of the “Registrable Securities” pursuant to the registration rights agreement which JWAC entered into in connection with its IPO, entered into an amended and restated registration rights agreement. The Amended and Restated Registration Rights Agreement provides registrations rights covering all of the Issuer Ordinary Shares the parties receive in the Business Combination (including those received upon conversion of JWAC Class B Common Stock), subject to applicable contractual transfer restrictions and lock-up periods. The Sellers holding a majority of securities having the Sellers’ registration rights, or a majority of JWAC’s existing registration rights holders, are in each case entitled after the Business Combination to demand that Issuer to register those securities. All of the registration rights holders have certain customary “piggy-back” registration rights pursuant to Rule 415 under the Securities Act.

Contingent Value Rights Agreement (“CVR Agreement”)

Pursuant to the BCA, each holder of any shares of JWAC Common Stock which do not redeem their shares are entitled to one contingent value right (“CVR”) for each such share held by them at the effective time of the Business Combination (which exclude the sponsor of JWAC and such other persons who hold private shares as described below who have waived their rights to CVRs).

Any Earnout Shares (as defined in the BCA) that are surrendered by the Earnout Participants (as defined in the BCA) in accordance with the BCA are, with respect to Ordinary Shares, cancelled by Issuer and returned to Issuer’s authorized but unissued share capital (with any other securities or property included within the surrendered Earnout Shares or Earnings being held in reserve by Issuer), and then promptly thereafter reissued by Issuer as newly issued Issuer Ordinary Shares, and other securities or property included within the surrendered Earnout Shares shall be delivered, to the CVR Rights Agent (as defined in the BCA) for distribution to the holders of CVRs in accordance with the terms of the Business Combination Agreement and the CVR Agreement. Such newly reissued Issuer Ordinary Shares which are surrendered and other securities or property included within the surrendered Earnout Shares that are delivered to the CVR Rights Agent (the “CVR Property”).

Pursuant to the BCA and CVR Agreement, the CVR Property will be distributed by the CVR Rights Agent to the holders of CVRs promptly after the CVR Rights Agent’s receipt of the CVR Property, with the CVR Property (including each type of security or property included in the CVR Property) being allocated among all holders of CVRs pro rata, based on their respective number of CVRs held.

The CVRs do not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of the CVRs. The CVRs do not represent any equity or ownership interest in Issuer, Chijet or JWAC, or any other constituent company to the Business Combination, or any of their respective affiliates.

Each CVR entitles the holder thereof to receive a portion of the CVR Property to compensate the holder in the event the Earnout criteria is not met by the Sellers, which would result in an adjustment to the consideration provided to Sellers, except that holders of privately placed JWAC common stock (including the sponsor of JWAC, its transferees and I-Bankers Securities, Inc.) have waived their rights to receive a CVR relating to those privately placed shares.

On Jume 1, 2023, Issuer entered into CVR Agreement with American Stock Transfer & Trust Company, as rights agent.

A copy of the BCA, the Lock-Up Agreement, the CVR Agreement and Amended and Restated Registration Rights Agreement is each filed as an exhibit hereto and the foregoing description of is qualified in its entirety by reference thereto.

Item 7.	Material to be Filed as Exhibits

1	Amended and Restated Business Combination Agreement (as amended) dated October 25, 2022 (incorporated by reference to Exhibit 2.1 of the Registration Statement on Form F-4 initially filed by Issuer with the SEC on March 9, 2023).
2	Form of Lock-up Agreement, dated as of October 25, 2022, among Chijet and the Holders named therein (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-4 filed by Issuer with the SEC on March 9, 2023).
3	Contingent Value Rights Agreement, dated June 1, 2023, by and between Issuer and American Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 of the Report on Form 6-K filed by Issuer with the SEC on Jume 7, 2023).
4	Form of Amended and Restated Registration Rights Agreement, among JWAC, Issuer, the Sellers, and the holders named therein (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form F-4 filed by Issuer with the SEC on March 9, 2023).
5	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2024	Chijet Holdings Limited

	By:	/s/ Hongwei Mu
	Name:	Hongwei Mu
	Title:	Director

Date: February 16, 2024	Euroamer Kaiwan Technology Company Limited

	By:	/s/ Lichun Wu
	Name:	Lichun Wu
	Title:	Director

Date: February 16, 2024

/s/ Hongwei Mu
Hongwei Mu

Date: February 16, 2024

/s/ Lichun Wu
Lichun Wu